8 June 2010

Tesco PLC

NON-EXECUTIVE CHANGES TO THE BOARD OF TESCO PLC

Tesco announces that Rodney Chase CBE will retire as a Non-executive Director, with effect from the end of this year's Annual General Meeting, to be held on 2 July. Patrick Cescau, who has served on the Board since February 2009, will replace Rodney Chase as SID with effect from the same date.

The Company expects to be in a position to announce the appointment of new Non-executive Directors to replace Mr Chase, as well as Charles Allen CBE and Dr Harald Einsmann, whose retirements were previously announced, shortly. The replacement for Mr Allen as Chairman of the Remuneration Committee will also be announced at that time.

Tesco Chairman, David Reid, said:

"I would like to thank Charles, Harald and Rodney for their excellent contributions over a combined 30 years' service as Non-executive Directors and also Rodney particularly for his contribution as both Senior Independent Director and Deputy Chairman."

ENDS

Contacts:

Media Enquiries:	Jonathan Church	Tel: 01992 646606
Investor Enquiries:	Steve Webb	Tel: 01992 644800

NOTES FOR EDITORS:

Patrick Cescau

Patrick has been a Non-executive Director of Tesco since February 2009. Patrick was Group Chief Executive of Unilever from 2005 to 2009. Prior to that he was Chairman of Unilever plc and Vice Chairman of Unilever NV. He joined Unilever in 1973 and became Finance Director of Unilever Indonesia in 1986, then led the business in Portugal, before returning to Indonesia as Chairman/CEO in 1991.

Patrick ran the Van den Bergh Foods and Lipton beverage and foods businesses in the US from 1995 to 1998, before becoming Group Finance Director in 1999 and Foods Director in 2001. He has been a Non-executive Director of Pearson plc since 2002 and a Director of INSEAD since 2009.

TESCO

8 June 2010

RECEIVED

2010 JUN 21 A 9:30

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tesco PLC

TESCO BOARD SUCCESSION PLAN

Sir Terry Leahy has decided, after an outstanding career at Tesco, to retire in March 2011 at the age of 55 after 14 years as CEO. The Tesco Board has moved to implement its long-term succession plan, with Philip Clarke succeeding Sir Terry and a number of other Board changes.

David Reid, Chairman, said

'Terry has made an unrivalled contribution over a prolonged period. He is undoubtedly one of the leading businessmen of his generation. He has put in place a strategy which can secure the progress of Tesco for years to come.'

Sir Terry said:

'When I became CEO I had a plan to build Tesco around its customers, to make it number one in the UK and to find new long term growth in non-food, in services and in international expansion. I wanted to develop a purpose and values that could sustain Tesco through its challenges and encourage and grow future leaders.

It has taken 14 years but that strategy has become a firm reality now and so I feel my work is almost complete.

I am delighted Phil Clarke has accepted the role of CEO from March 2011. I have worked with Phil at Tesco for many years and I am confident he has all the necessary talent, energy and experience to take the group forward. He will be supported by an outstanding team of senior executives who together represent one of the strongest leadership teams in the world of retailing'.

'There is no better job than leading Tesco and after retirement I will concentrate mainly on private investment. I will, of course, keep a large shareholding in Tesco and remain its biggest supporter.'

Changes at Board Level from March 2011

Philip Clarke (50) will become Chief Executive of Tesco plc in March 2011. Philip has worked at Tesco throughout his career spending many years in retail and commercial. He joined the Tesco Board in 1998 and currently has responsibility for the group's growing international operations in Asia and Europe as well as group IT.

Tim Mason (52), President and CEO of our Fresh & Easy business in the USA, will be given the additional group responsibility for branding, our values and climate change and will become Deputy CEO of Tesco plc. He will continue to be based in the US.

David Potts (53) will become the first CEO of our growing Asia business. He is currently Retail and Logistics Director in the UK, as well as having responsibility for the Republic of Ireland.

Richard Brasher (49), currently Commercial Director, will assume the newly-created role of CEO of the UK business and take responsibility for the Republic of Ireland.

Andrew Higginson (52), will continue as CEO Retail Services (comprising Tesco Bank, Tesco Telecoms, Tesco's internet business and Dunnhumby).

Laurie McIlwee (48), will continue as Finance Director.

Lucy Neville-Rolfe (57) will continue as Corporate and Legal Affairs Director.

Other Matters

Trevor Masters will continue as CEO Central Europe and Turkey.

Gordon Fryett will head up Property across the group.

A new group Commercial role will also be created.

Philip Clarke said:

'I am honoured and delighted to succeed Terry who has taught me so much. I am very excited by the opportunity to lead such a fantastic team of executives, many of whom I've worked with for years. Together we will build a global business which focuses on the customer and fully respects our people, our communities, our supply chain and our shareholders.'

ENDS

Contacts:

Media Enquiries:	Lucy Neville-Rolfe	Tel: 01992 646654/646606
Investor Enquiries:	Steve Webb	Tel: 01992 644800

Notes for Editors

Biographical details for Philip Clarke

Phil first worked for Tesco in 1974 as a part-time assistant while he was still at school in Liverpool. He joined the management training scheme after reading Economics at Liverpool University.

He has broad Tesco experience as a store manager, a buyer, a marketeer and as an international executive.

He joined the Board 12 years ago with responsibility for the Supply Chain; IT was added a year later. In January 2004 he took over responsibility for International Operations and retained IT. He is now responsible for almost 2000 stores and nearly two-thirds of group space.

He has been at the heart of all our new moves and operational improvements across Asia and Europe in recent years, including China, India and Turkey, building teams and developing talent in these important markets.

He has been a Non - Executive Director of another FTSE company, Whitbread PLC, since November 2005 and is a member of the board of ECR Europe.

Philip is married with two children and lives in Hertfordshire.

Other information

There will be conference calls for the press and investors this morning.